EXEMPTION - No : 82-34978

Clariant

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

Quarterly Results

First Quarter 2009, May 6, 2009

Clariant With Strong Cash Flow Despite Continuing Weak Demand

- **Sales down 19% in local currencies and 24% in CHF on weak demand**
- **Operating loss before exceptionals of CHF 13 million due to low capacity utilization and inventory devaluations**
- **Cash flow from operations up to CHF 156 million from CHF – 6 million in Q1, 2008 due to strong focus on net working capital reduction**
- **Net debt reduced to CHF 1,136 million from 1,209 million at the end of 2008**
- **Outlook: Clariant expects demand to stabilize at current low levels and will continue to focus on cash generation and further cost reductions**

CEO Hariolf Kottmann commented: "In a low demand environment, Clariant's focus on generating cash and cost savings had the expected results. The strong cash flow further strengthened Clariant's liquidity and has increased the financial headroom for the necessary restructuring. However, inventory devaluations and the impact of capacity underutilization costs led to an operating loss that was mitigated by our cost saving measures reflected in lower SG&A costs. We do not assume a sustainable recovery in demand. In the short- to mid term we will therefore accelerate restructuring and maintain cash generation as top priority."

5/18

Key Financial Data

	First quarter			
in CHF million	**2009**	**2008**	**% in CHF**	**% in LC**
Sales	1 604	2 112	-24	-19
EBITDA before exceptionals	43	230	-81	-73
EBIT before exceptionals	-13	167	-	-
- margin	-0.8%	7.9%		
EBIT	-68	140	-	-
Net loss / income	-91	41	-	-
Operating cash flow	156	-6	-	-
Number of employees	19 558	20 102*		

* as of 31 December 2008

Muttenz, May 6, 2009 – Clariant, a world leader in specialty chemicals, today announced that sales reached CHF 1.6 billion in the first quarter compared to CHF 2.1 billion in the same period a year earlier, a decline of 19% in local currencies and 24% in Swiss francs. The quarter was characterized by a steep decline in demand. Volumes fell 25%, resulting in extremely low capacity utilizations which were accentuated by the company's strong focus on cash flow generation by reducing inventories. The substantial reduction of inventories was achieved by lowering production volumes clearly below sales volumes. The resulting strong operating cash flow came at the expense of a lower gross margin and a negative operating margin.

Margins were also negatively influenced by a substantial inventory devaluation resulting from a fast decline in raw material costs during the quarter. Compared to the fourth quarter, raw material prices fell 15% on average and 2% compared to the same period one year ago. This effect is expected to become negligible once raw material price volatility decreases which we expect to take place already in the second quarter this year. While Clariant's margin management was successful with 6% higher sales prices year-on-year, inventory devaluation and underutilization costs led to a decline of the gross margin to 23.6% from 30.5% in the previous year.

The contributions of less cyclical businesses such as de-icing, oil services and agrochemicals could not compensate for the overall negative trend in demand. A reasonably good economic environment in Latin America and first signs of stabilization in some Asian countries could not offset the collapse of demand in the mature markets of the United States and Europe.

Sales, General & Administration (SG&A) costs were reduced to CHF 357 million from CHF 437 million in the first quarter 2008. As a result of the lower sales the SG&A ratio in percentage of sales increased to 22.2 % from 20.7%. Hence the group reported an operating loss before exceptionals of CHF 13 million and a negative operating margin before exceptionals of -0.8%.

The Masterbatches Division lowered its breakeven point and returned to an operating profit after a flat fourth quarter 2008. The Functional Chemicals Division benefited from a satisfactory but weaker demand and the successful implementation of cost reduction measures. Functional Chemicals positively contributed to the operating result. Customers of the Textile, Leather & Paper Chemicals as well as Pigments & Additives Divisions continued to destock their inventories, leading to a significant capacity underutilization therefore to an operating loss before exceptionals in both divisions.

In the short term, Clariant will focus its restructuring efforts on the unprofitable divisions. The Pigments & Additives Division will continue to implement cost saving measures and optimize production in order to adjust its capacity to the lower demand. In order to sustainably improve the operating performance of the Textile, Leather & Paper Chemicals Division, the three Business Units will be separated by the end of the year. This will enhance the operational and strategic flexibility to tackle the performance issues according to the individual needs of the particular Business Unit.

In the first quarter, restructuring costs amounted to CHF 51 million compared to CHF 23 million in the previous year. Since the beginning of the year, job positions have been reduced by roughly 540. Personnel costs excluding currency effects decreased by 8%. The Group recorded a net loss of CHF 91 million compared to a net income of CHF 41 million in the previous year. The better financial result, due to a beneficial foreign exchange rate development, mitigated the negative effect from the lower operating income on the net result.

Operating cash flow reached CHF 156 million compared to CHF -6 million in the first quarter of the previous year. A stringent focus on inventory reduction and trade receivables were the main drivers of the favorable cash flow development. The cash position of the group improved to CHF 438 million from CHF 356 million.

Clariant further strengthened its balance sheet by reducing net debt by CHF 73 million to CHF 1.14 billion since year end 2008. The company has no refinancing needs before mid 2011.

Outlook

Currently there is no evidence that the global economy will recover soon from the depressed levels seen in recent months. However, some markets stabilized during the first quarter. The first signs of a partial demand improvement were noted in some Asian and Latin American countries. Based on this scenario Clariant anticipates a continuing weak development in sales during the coming months.

In this challenging environment, the company will maintain its focus on cash generation and adjusting its production capacities to the low demand. The already started significant cost reductions– in particular in the SG&A area – will result in an improved profitability in the next quarters.

Going forward Clariant will continue to restructure forcefully with estimated restructuring costs of CHF 200-300 million in 2009.

For 2010, Clariant confirms its target of a sustainable above-industry average return on invested capital (ROIC).

Business Discussion

Textile, Leather & Paper Chemicals

	First quarter			
in CHF million	**2009**	**2008**	**% in CHF**	**% in LC**
Sales	379	516	-27	-20
EBITDA before exceptionals	-6	43	-	-
- margin	-1.6%	8.3%		
EBIT before exceptionals	-18	27	-	-
- margin	-4.7%	5.2%		
EBIT	-37	17	-	-

First-quarter sales of the Textile, Leather and Paper Chemicals (TLP) Division declined 20 % in local currency or 27% in Swiss Francs. The reason for the unsatisfying top line was basically the deterioration of the textile and leather markets. The demand from key customer industries such as automotive reached record low levels. The paper markets also have started to experience significant decline in demand during the quarter. The decline in demand affected all markets except Latin America, where the business climate remained relatively stable.

The division continued to implement measures to adapt capacity. However, the speed of market deterioration combined with a strong focus on inventory reduction made underutilization inevitable. Consequently the gross margin declined. However all businesses could lower their breakeven level due to rapid implementation of further cost saving measures. The contribution of the division to Clariant's operating result remained negative.

In the course of 2009 the businesses will be separated from each other in order to enhance the transparency of the individual cost bases and implement measures to improve profitability according to the needs of respective business units. Amongst other measures, all assets will be allocated to the BUs.

The profitability of the division will improve during the next quarters, chiefly as a result of two developments: a stabilization of demand at the current low level and the upcoming impact of major cost-saving measures like previously-announced closures of the division's Horsforth and Selby sites.

Pigments & Additives Division

	First quarter			
in CHF million	**2009**	**2008**	**% in CHF**	**% in LC**
Sales	328	527	-38	-35
EBITDA before exceptionals	-10	82	-	-
- margin	-3.0%	15.6%		
EBIT before exceptionals	-27	63	-	-
- margin	-8.2%	12.0%		
EBIT	-40	59	-	-

All businesses in the Pigments & Additives Division were affected by the pronounced weakness in the plastics, automotive and the construction industries as well as an accentuated trend towards destocking along the value chain. The demand downturn of the fourth quarter 2008 accelerated in the first quarter. Sales declined 35% in local currencies or 38% in CHF compared to an extraordinary strong first quarter in the previous year.

The division's gross margin was strongly impacted by costs of capacity underutilization resulting from the weak sales and a reduction of inventory. The cost saving and restructuring measures begun 2008 were not sufficient to compensate for the lower gross margin especially in the first few weeks of 2009. Despite a certain improvement in trading conditions in the latter part of the quarter the division posted an operating loss.

While the division's order intake showed a stabilizing trend towards the end of a quarter, demand is not predicted to increase significantly within the coming months. The division will react by addressing capacity underutilization through temporary plant closures and implementing further cost-saving measures in order to lower its break even point.

Masterbatches Division

	First quarter			
in CHF million	**2009**	**2008**	**% in CHF**	**% in LC**
Sales	260	341	-24	-19
EBITDA before exceptionals	15	39	-62	-56
- margin	5.8%	11.4%		
EBIT before exceptionals	7	32	-78	-74
- margin	2.7%	9.4%		
EBIT	-3	30	-	-

The business environment for the Masterbatches Division remained difficult. The division was challenged by an unprecedented plunge in demand in Europe – particularly in Germany – and weak sales in the United States. Demand in Latin America remained satisfactory, while the development in Asia was marked by ups and downs. Sales declined 19% in local currencies (24% in CHF). Sales to the automotive and the textile sector were very weak, while sales to the packaging industry, the division's most important customer segment, declined only moderately.

The division was able to lower its breakeven point by decisively taking out production capacity and reducing costs. Although both gross margin and operating income margin declined year on year, the division contributed positively to the Group's operating result.

In the coming months the division will continue to reduce capacity and put further pressure on cost saving as demand is expected to remain at the current low level.

Functional Chemicals Division

	First quarter			
in CHF million	**2009**	**2008**	**% in CHF**	**% in LC**
Sales	637	728	-13	-6
EBITDA before exceptionals	64	86	-26	-15
- margin	10.0%	11.8%		
EBIT before exceptionals	48	70	-31	-18
- margin	7.5%	9.6%		
EBIT	42	65	-35	-23

The Functional Chemicals Division was the least affected by the economic crisis. Demand in Personal Care and consumer segments remained relatively stable while the industrial sectors experienced weakening demand. Clariant Oil Services posted a double digit growth over the corresponding quarter of 2008 despite generally lower demand for oil and gas service across the industry. The market conditions for both Oil Services and Mining Services remained positive. The businesses grew at a double digit rate.

Sales in Functional Chemicals declined 6% in local currencies and 13% in CHF. The division benefitted from a good season for the de-icing and agrochemicals businesses, while demand in Industrial and Home Care was weaker. The sales in Detergents and Intermediates remained stable year on year.

Despite a substantial drop in the price of its most important raw materials the division successfully managed the margin by keeping sales price erosion under control. Costs for many other raw materials remained at the high levels of the previous year.

The Functional Chemicals Division was also affected by underutilization costs, though to a lesser degree. The gross margin declined slightly compared to the unusually strong first quarter of the previous year. The division contributed positively to the operational income before exceptionals.

The demand for Functional Chemicals is expected to remain flat at the current level. Further cost savings will ensure the division's to profitability.

- end -

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